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Exhibit 99.6

The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

LETTER OF TRANSMITTAL

FOR CLASS A CONVERTIBLE PREFERRED SHARES
OF
WORLD COLOR PRESS INC.

This Letter of Transmittal is for use by registered holders ("World Color Press Preferred Shareholders") of class A convertible preferred shares (the "World Color Press Preferred Shares") of World Color Press Inc. ("World Color Press") and, together with all other required documents, must accompany certificates for World Color Press Preferred Shares deposited for conditional conversion or redemption (as described below) in connection with the proposed arrangement (the "Arrangement") involving, among others, World Color Press and Quad/Graphics, Inc. ("Quad/Graphics") that is being submitted for approval at the special meeting of World Color Press shareholders to be held on June 25, 2010 (the "Meeting") as described in the notice of special meeting of shareholders and management proxy circular/prospectus dated    •    , 2010 (the "Circular").

COMPUTERSHARE INVESTOR SERVICES INC. (THE "DEPOSITARY")
(SEE BACK COVER FOR ADDRESS AND TELEPHONE NUMBER)
OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL
BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL

Terms used but not defined in this Letter of Transmittal have the meanings set out in the Circular.

On the effective date of the Arrangement (the "Effective Date"), each World Color Press Preferred Share then outstanding will be redeemed (the time at which such redemption occurs being the "Redemption Time") pursuant to the Arrangement for cash in an amount equal to US$8.00 plus any accrued and unpaid dividends payable thereon (the "Redemption Amount"). Assuming no cash dividends are paid on the World Color Press Preferred Shares prior to the Effective Date, the Redemption Amount is expected to be US$$8.86, assuming that the Effective Date occurs on July 1, 2010.

While, pursuant to the terms of the World Color Press Preferred Shares, World Color Press Preferred Shareholders are entitled to convert their World Color Press Preferred Shares into common shares (the "World Color Press Common Shares") of World Color Press on at least 30 days' written notice, pursuant to the terms of the Interim Order, World Color Press Preferred Shareholders are also entitled to convert their World Color Press Preferred Shares into World Color Press Common Shares in connection with the Arrangement immediately prior to the time at which the Arrangement becomes effective (the "Effective Time"). A World Color Press Preferred Shareholder who converts his/her World Color Press Preferred Shares is entitled to receive, per World Color Press Preferred Share, the number of World Color Press Common Shares equal to the sum of US$8.00 plus any accrued and unpaid dividends payable thereon divided by US$8.00. Assuming no cash dividends are paid on the World Color Press Preferred Shares prior to the Effective Date, a holder who converts a World Color Press Preferred Share in connection with the Arrangement immediately prior to the Effective Time will receive approximately 1.11 World Color Press Common Shares for each World Color Press Preferred Share so converted, assuming that the Effective Date occurs on July 1, 2010. As of May 17, 2010, the closing price of the World Color Press Common Shares (trading in U.S. dollars) on the Toronto Stock Exchange was US$11.65.

World Color Press Preferred Shareholders who wish to convert their World Color Press Preferred Shares into World Color Press Common Shares in connection with the Arrangement immediately prior to the Effective Time may use this Letter of Transmittal to instruct the Depositary to hold their World Color Press Preferred Shares pending the Effective Time, and to convert such World Color Press Preferred Shares into World Color Press Common Shares immediately prior to the Effective Time. On the Effective Date, holders of World Color Press Common Shares ("World Color Press Common Shareholders") (other than dissenting World Color Press Common Shareholders) will be entitled to receive upon completion of the steps set out in the plan of arrangement, in exchange for each World Color Press Common Share, (a) the number of shares of class A common stock of Quad/Graphics ("Quad/Graphics Shares") equal to the Share Exchange Ratio (plus a cash payment in lieu of any fractional Quad/Graphics Shares otherwise issuable pursuant to the Arrangement) and (b) the Common Cash Consideration (if any) (collectively, the "Consideration").

World Color Press Preferred Shareholders who wish to avail themselves of the conditional conversion procedure provided in this Letter of Transmittal must properly complete and duly execute Part "A" and Part "B" of this Letter of Transmittal, together with all other required documents, and deposit the certificate(s) representing their World Color Press Preferred Shares with the Depositary prior to 5:00 p.m. (Eastern Time) on June 23, 2010. World Color Press Preferred Shareholders who submit Letters of Transmittal after such time, wishing to avail themselves of the conditional conversion procedure by completing Part "B" of such Letter of Transmittal, will not be able to convert their Word Color Press Preferred Shares into World Color Press Common Shares, instead, their World Color Press Preferred Shares will be redeemed pursuant to the Arrangement for the Redemption Amount for each World Color Press Preferred Share held. Notwithstanding the foregoing, until the Effective Time, Quad/Graphics and World Color Press, collectively, may elect in their absolute discretion to allow such World Color Press Preferred Shareholders to avail themselves of the conditional conversion procedure. After the Effective Time, Quad/Graphics shall have the right, if it so elects in its sole discretion, to allow such conditional conversion.

If the Arrangement becomes effective and a World Color Press Preferred Shareholder has failed to convert all of his/her World Color Press Preferred Shares into World Color Press Common Shares, whether under this Letter of Transmittal or otherwise, by the Redemption Time, such holder's World Color Press Preferred Shares will be redeemed pursuant to the plan of arrangement for the Redemption Amount.

World Color Press Preferred Shareholders who wish their World Color Press Preferred Shares to be redeemed for the Redemption Amount in connection with the Arrangement and to surrender the certificate(s) representing such World Color Press Preferred Shares in advance of the Redemption Time may use this Letter of Transmittal to instruct the Depositary to hold their World Color Press Preferred Shares pending such redemption. World Color Press Preferred Shareholders who wish to avail themselves of this procedure must properly complete and duly execute Part "A" and Part "C" of this Letter of Transmittal, together with all other required documents, and deposit the certificate(s) representing their World Color Press Preferred Shares with the Depositary.

Until the Effective Time, Quad/Graphics and World Color Press, collectively, reserve the right, if they so elect in their absolute discretion, to instruct the Depositary to waive any irregularity contained in any Letter of Transmittal received by them. After the Effective Time, Quad/Graphics shall have the right, if it so elects in its sole discretion, to so instruct the Depositary.

World Color Press makes no recommendation as to the advisability of converting or redeeming World Color Press Preferred Shares in connection with the Arrangement. Each World Color Press Preferred

Shareholder is urged to consult his/her own financial and tax advisor with respect to such conversion or redemption.

If any World Color Press Preferred Shareholder fails to surrender to the Depositary for cancellation the certificates formerly representing World Color Press Preferred Shares, together with such other documents required to entitle the holder to receive payment for his/her World Color Press Preferred Shares, on or before the third anniversary of the Effective Date, such certificates will cease to represent a claim by or interest of any former World Color Press Preferred Shareholder of any kind or nature, subject to applicable law. After the third anniversary of the Effective Date, the Redemption Amount to which the former holder of such certificates was ultimately entitled shall be deemed to have been surrendered to Quad/Graphics.

Please note that the delivery of this Letter of Transmittal, together with your share certificate(s) representing World Color Press Preferred Shares, does not constitute a vote for the Arrangement. To exercise your right to vote at the Meeting you must complete and return the form of proxy that accompanied the Circular to World Color Press' transfer agent, Computershare Investor Services Inc. (Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or by fax to World Color Press Inc., c/o Computershare Investor Services Inc. at (416) 263-9524 or 1-866-249-7775), before 5:00 p.m. (Eastern Time), on June 22, 2010 (or the date that is two days, excluding Saturdays, Sundays and holidays, prior to the date set for any adjournment or postponement of the original Meeting).

 PART A—TO BE COMPLETED BY ALL DEPOSITING
WORLD COLOR PRESS PREFERRED SHAREHOLDERS

World Color Press Preferred Shareholders who wish to convert their World Color Press Preferred Shares into World Color Press Common Shares if the Arrangement becomes effective should complete this Part "A" and Part "B".

World Color Press Preferred Shareholders who wish their World Color Press Preferred Shares to be redeemed in connection with the Arrangement should complete this Part "A" and Part "C".

TO:	WORLD COLOR PRESS INC.
AND TO:	THE DEPOSITARY, at its offices set out herein
AND TO:	QUAD/GRAPHICS, INC.

In connection with the Arrangement being considered for approval at the Meeting, the undersigned delivers to you the enclosed certificate(s) for World Color Press Preferred Shares (the "Deposited World Color Press Preferred Shares"). The following are the details of the enclosed certificate(s): (Please print or type.)

DESCRIPTION OF CERTIFICATE(S) DEPOSITED

Certificate Number(s)	Name of Registered World Color Press Preferred Shareholder	Number of World Color Press Preferred Shares Represented by Certificate	Number of World Color Press Preferred Shares Deposited

Total

(If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

If any dividends, interest, distributions, payments, securities, rights, warrants, assets or other interests, other than the quarterly preferential dividends of World Color Press accrued, declared, set aside or paid in accordance with the terms of the World Color Press Preferred Shares, are declared, paid, issued, accrued, distributed, made or transferred and received by or made payable to or to the order of the undersigned as and from the Effective Date (collectively, "World Color Press Preferred Share Distributions"), then the undersigned shall promptly pay or deliver the whole of any such World Color Press Preferred Share Distribution to the Depositary for the account of Quad/Graphics, together with appropriate documentation of transfer for such World Color Press Preferred Share Distribution.

The undersigned acknowledges receipt of the Circular and the undersigned represents and warrants that (a) the undersigned is the registered holder of the Deposited World Color Press Preferred Shares, (b) the Deposited World Color Press Preferred Shares are owned by the undersigned free and clear of all liens, mortgages, charges, encumbrances, security interests and adverse claims, (c) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit and deliver the Deposited World Color Press Preferred Shares, (d) the Deposited World Color Press Preferred Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any Deposited World Color Press Preferred Shares to any other person, (e) the surrender of the Deposited World Color Press Preferred Shares complies with applicable laws, (f) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary by no later than 5:00 p.m. (Eastern Time) on the business day preceding the date of the

Meeting or, in the event that the Meeting is adjourned or postponed, no later than 5:00 p.m. (Eastern Time) on the last business day preceding the date the Meeting is reconvened or held, as the case may be, the undersigned will not prior to such time transfer or permit to be transferred any of such Deposited World Color Press Preferred Shares, and (g) all information inserted by the undersigned into this Letter of Transmittal is accurate. The representations and warranties of the undersigned shall survive the completion of the Arrangement.

Except for any proxy deposited with respect to the vote on the arrangement resolution in connection with the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited World Color Press Preferred Shares, and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted by the undersigned with respect to the Deposited World Color Press Preferred Shares.

The undersigned hereby acknowledges that the delivery of the Deposited World Color Press Preferred Shares shall be effected, and the risk of loss and title to such Deposited World Color Press Preferred Shares shall pass, only upon proper receipt thereof by the Depositary. The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the conversion or redemption of the Deposited World Color Press Preferred Shares in connection with the Arrangement.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or legal incapacity of the undersigned, and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

The authority herein conferred, coupled with an interest, is not intended to be a continuing power of attorney within the meaning of and governed by the Substitute Decisions Act (Ontario), or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada or any other jurisdiction (a "CPOA"). The execution of this Letter of Transmittal shall not terminate any such CPOA granted by the undersigned previously and the authority herein conferred shall not be terminated by the execution by the undersigned in the future of a CPOA, and the undersigned hereby agrees not to take any action at any time which results or may result in the termination of the authority herein conferred.

If the Arrangement is not completed or proceeded with, the enclosed certificate(s) and all other ancillary documents will be returned forthwith to the undersigned at the address set out below in Block "B" below, or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of World Color Press.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'usage d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumes d'avoir requis que tout contrat atteste par l'arrangement et son acceptation par cette lettre d'envoi, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en langue anglaise.

 PART B—CONDITIONAL CONVERSION—
TO BE COMPLETED BY ALL CONVERTING
WORLD COLOR PRESS PREFERRED SHAREHOLDERS

        World Color Press Preferred Shareholders who wish to convert their World Color Press Preferred Shares into World Color Press Common Shares (the "Converting World Color Press Preferred Shareholders") if the Arrangement becomes effective should complete Part "A" and each of Block "A" and Block "D" and either Block "B" or Block "C" in this Part "B".

        The World Color Press Preferred Shares of such a Converting World Color Press Preferred Shareholder will be held by the Depositary pending the Effective Time. Immediately prior to the Effective Time, such World Color Press Preferred Shares will be converted into World Color Press Common Shares for the same consideration as would be receivable upon a conversion under the terms of the World Color Press Preferred Shares. Following the conversion, the World Color Press Common Shares will be forthwith transferred and surrendered to AmalCo in exchange for the Consideration. No certificates for World Color Press Common Shares will be issued on conversion of the World Color Press Preferred Shares pursuant to the conditional conversion provisions of this Letter of Transmittal. Instead, a Converting World Color Press Preferred Shareholder will only receive certificate(s) for the Quad/Graphics Shares issuable under the Arrangement for the World Color Press Common Shares into which such holder's World Color Press Preferred Shares were converted (plus a cash payment in lieu of any fractional Quad/Graphics Shares otherwise issuable pursuant to the Arrangement) and the Common Cash Consideration (in any). After the Effective Time, the certificate(s) for the World Color Press Preferred Shares, along with this Letter of Transmittal, will evidence the right to receive the Consideration payable for such World Color Press Common Shares in the Arrangement.

        World Color Press Preferred Shareholders who wish to avail themselves of the conditional conversion procedure provided in this Letter of Transmittal must properly complete and duly execute Part "A" and Part "B" of this Letter of Transmittal, together with all other required documents, and deposit the certificate(s) representing their World Color Press Preferred Shares with the Depositary prior to 5:00 p.m. (Eastern Time) on June 23, 2010. World Color Press Preferred Shareholders who submit Letters of Transmittal after such time, wishing to avail themselves of the conditional conversion procedure by completing Part "B" of such Letter of Transmittal, will not be able to convert their Word Color Press Preferred Shares into World Color Press Common Shares, instead, their World Color Press Preferred Shares will be redeemed pursuant to the Arrangement for the Redemption Amount for each World Color Press Preferred Share held. Notwithstanding the foregoing, until the Effective Time, Quad/Graphics and World Color Press, collectively, may elect in their absolute discretion to allow such World Color Press Preferred Shareholders to avail themselves of the conditional conversion procedure. After the Effective Time, Quad/Graphics shall have the right, if it so elects in its sole discretion, to allow such conditional conversion.

        The undersigned transmits herewith the certificate(s) described under "Description of Certificate(s) Deposited" in Part "A", above and:

(a)
Conditional Conversion—irrevocably elects, subject to the consummation of the Arrangement, immediately prior to the Effective Time, to convert the Deposited World Color Press Preferred Shares into World Color Press Common Shares in accordance with the terms thereof; and

(b)
Transfer and Cancellation—directs that all of the certificate(s) representing the World Color Press Common Shares issuable and deliverable upon such conversion (the "Deposited World Color Press Common Shares") be forthwith deposited for transfer and cancellation upon the Arrangement becoming effective.

        IN CONNECTION WITH THE ARRANGEMENT AND FOR VALUE RECEIVED the undersigned surrenders and assigns to AmalCo at the Effective Time all of the right, title and interest of the undersigned in and to the Deposited World Color Press Common Shares receivable on conversion of the Deposited World Color Press Preferred Shares and in and to any and all dividends, interest, distributions, payments, securities, rights, warrants, assets or other interests that may be declared, paid, issued, accrued, distributed, made or transferred on or in respect of the Deposited World Color Press Common Shares or any of them on or after the Effective Time (collectively, "World Color Press Common Share Distributions"), as well as the right of the undersigned to receive any and all World Color Press Common Share Distributions in respect of the Deposited World Color Press Common Shares, and irrevocably appoints and constitutes the Depositary as lawful attorney of the undersigned, with full power of substitution, to deliver the certificates representing the Deposited World Color Press Common Shares pursuant to the Arrangement and to effect the transfer of the Deposited World Color Press Common Shares on the books of World Color Press. If, notwithstanding such assignment, any World Color Press Common Share Distributions are received by or made payable to or to the order of the undersigned in respect of the Deposited World Color Press Common Shares, then (a) in the case of any cash dividend, distribution or payment that does not exceed the Cash Consideration (as defined below) per World Color Press Common Share, the Cash Consideration payable per Deposited World Color Press Common Share pursuant to the Arrangement will be reduced by the amount of any such dividend, distribution or payment received in respect of that Deposited World Color Press Common Share, and (b) in the case of any such cash dividend, distribution or payment exceeding the Cash Consideration per World Color Press Common Share, or in the case of any other such World Color Press Common Share Distribution, the undersigned shall promptly pay or deliver the whole of any such World Color Press Common Share Distribution to the Depositary for the account of Quad/Graphics, together with appropriate documentation of transfer for such World Color Press Common Share Distribution.

        Fractional Quad/Graphics Shares will not be issued in connection with the Arrangement. The number of Quad/Graphics Shares to be issued to Converting World Color Press Preferred Shareholders will be rounded down to the nearest whole Quad/Graphics Share in the event that a Converting World Color Press Preferred Shareholder is entitled to a fractional Quad/Graphics Share. In addition to the Common Cash Consideration (if any), each Converting World Color Press Preferred Shareholder will receive such whole number of Quad/Graphics Shares and a cash payment (the "Fractional Amount" and, together with the Common Cash Consideration, the "Cash Consideration") for the remaining fraction of a Quad/Graphics Share that such Converting World Color Press Preferred Shareholder would otherwise receive, based on the average of the daily high and low sales price per World Color Press Common Share on the Toronto Stock Exchange on the last trading day before the Effective Date.

        If the Quad/Graphics Shares are to be issued in the name of a person other than the Converting World Color Press Preferred Shareholder, all requisite transfer taxes must be tendered by the undersigned.

        The undersigned represents and warrants, as of the time of issue of the Deposited World Color Press Common Shares to the undersigned, that (a) the undersigned is the registered holder of the Deposited World Color Press Common Shares, (b) the Deposited World Color Press Common Shares are owned by the undersigned free and clear of all liens, mortgages, charges, encumbrances, security interests and adverse claims, (c) the undersigned has full power and authority to sell, assign, transfer and deliver the Deposited World Color Press Common Shares and that, when the Consideration is paid, none of Quad/Graphics, World Color Press or any successor thereto will be subject to any adverse claim in respect of such Deposited World Color Press Common Shares, (d) the Deposited World Color Press Common Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any Deposited World Color Press Common Shares to any other person, (e) the surrender of the Deposited World Color Press Common Shares complies with applicable laws, and (f) all information inserted by the undersigned into this Letter of Transmittal is accurate. The representations and warranties of the undersigned shall survive the completion of the Arrangement.

        The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited World Color Press Common Shares, and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to the Deposited World Color Press Common Shares.

        The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited World Color Press Common Shares.

        The undersigned instructs Quad/Graphics and the Depositary, as soon as practicable after the Effective Date, to mail the certificate(s) representing Quad/Graphics Shares and check(s) for (a) any cash amount (the "Conversion Amount") payable in lieu of fractional World Color Press Common Shares otherwise issuable upon the conversion of Deposited World Color Press Preferred Shares into World Color Press Common Shares and (b) the Cash Consideration payable, if any, by first class mail, postage prepaid, or to hold such certificates and checks for pick-up, in accordance with the instructions given below. If no address is provided, certificates and checks will be forwarded to the last address of the Converting World Color Press Preferred Shareholder as it appears on the securities register of World Color Press.

        It is understood that the undersigned will not receive payment (if any) in respect of the Deposited World Color Press Preferred Shares until the certificate(s) representing the Deposited World Color Press Preferred Shares owned by the undersigned are received by the Depositary at the address set forth on the back of this Letter of Transmittal, together with such additional documents as the Depositary may require, and until the same are processed for payment by the Depositary. It is further understood that no interest will accrue to the benefit of the undersigned on the Conversion Amount or the Cash Consideration in respect of the Deposited World Color Press Preferred Shares and/or the Deposited World Color Press Common Shares.

(Please see Instructions on page 10.)

  BLOCK A
  ISSUE QUAD/GRAPHICS SHARE
  CERTIFICATE(S) AND CHECK(S) FOR
  CONVERSION AMOUNT AND CASH
  CONSIDERATION IN THE NAME OF -
   TO BE COMPLETED BY ALL CONVERTING
  SHAREHOLDERS:

(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (or Zip) Code)
(Telephone – Business Hours)
(Tax Identification, Social Insurance or Social Security No.)

  BLOCK B
  SEND QUAD/GRAPHICS SHARE CERTIFICATE(S)
  AND CHECK(S) FOR CONVERSION AMOUNT
  AND CASH CONSIDERATION
  (UNLESS BLOCK "C" IS CHECKED) TO:

(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (or Zip) Code)
(Telephone – Business Hours)

BLOCK C PICK-UP INSTRUCTIONS (UNLESS BLOCK "B" IS COMPLETED):
☐	Hold Quad/Graphics Share certificate(s) and check(s) for Conversion Amount and Cash Consideration for pick-up at the office of the Depositary.

  BLOCK D
  SIGNATURE—TO BE COMPLETED BY ALL CONVERTING SHAREHOLDERS:

Dated:

Signature of World Color Press Preferred Shareholder or Authorized Representative (see Instruction 4)
Name of World Color Press Preferred Shareholder or Authorized Representative (please print or type)
Daytime telephone number and facsimile of World Color Press Preferred Shareholder or Authorized Representative
Tax Identification, Social Insurance or Social Security Number of World Color Press Preferred Shareholder
Signature guaranteed by (if required under Instruction 3):
Authorized Signature of Guarantor
Name of Guarantor (please print or type)
Address of Guarantor (please print or type)

IF BLOCK "A" AND BLOCK "D" ARE NOT COMPLETED, AND THE ARRANGEMENT BECOMES EFFECTIVE, THE DEPOSITED WORLD COLOR PRESS PREFERRED SHARES WILL BE REDEEMED FOR THE REDEMPTION AMOUNT IN CONNECTION WITH THE ARRANGEMENT.

 PART C—REDEMPTION—
TO BE COMPLETED BY ALL REDEEMING
WORLD COLOR PRESS PREFERRED SHAREHOLDERS

        World Color Press Preferred Shareholders who wish their World Color Press Preferred Shares to be redeemed (the "Redeeming World Color Press Preferred Shareholders") in connection with the Arrangement should properly complete and duly execute Part "A" and each of Block "A" and Block "D" and either Block "B" or Block "C" in this Part "C" of this Letter of Transmittal, together with all other required documents, and deposit the certificate(s) representing their World Color Press Preferred Shares with the Depositary.

        The World Color Press Preferred Shares of such a Redeeming World Color Press Preferred Shareholder will be held by the Depositary pending the Redemption Time at which point such World Color Press Preferred Shares will be redeemed for the Redemption Amount in accordance with the plan of arrangement.

        The undersigned transmits herewith the certificate(s) described under "Description of Certificate(s) Deposited" in Part "A", above and acknowledges and confirms that, in accordance with the plan of arrangement, immediately prior to the Effective Time, the Deposited World Color Press Preferred Shares will be redeemed for the Redemption Amount. The undersigned hereby irrevocably appoints the Depositary, as lawful attorney of the undersigned, with full power of substitution, to deliver the certificates representing the Deposited World Color Press Preferred Shares pursuant to the Arrangement and to effect such redemption of the Deposited World Color Press Preferred Shares on the books of World Color Press.

        The undersigned acknowledges and agrees that, at the time the World Color Press Preferred Shares or the AmalCo convertible preferred shares (which will be received by Redeeming World Color Press Preferred Shareholders on the amalgamation of World Color Press and Quad/Graphics' acquisition subsidiary) are redeemed by World Color Press or AmalCo under the Arrangement, World Color Press or AmalCo shall be entitled to deduct and withhold, and remit to the appropriate taxation authorities, as required, from the consideration payable to the undersigned pursuant to the Arrangement, such amount, if any, as World Color Press or AmalCo is required to deduct and withhold with respect to such payment pursuant to the applicable taxation legislation, including (a) in respect of any dividend that is deemed to have been paid as a result of the redemption or (b) if the World Color Press Preferred Shares or the AmalCo convertible preferred shares constitute "taxable Canadian property" within the meaning of the Tax Act or "taxable Quebec property" within the meaning of the applicable taxation legislation of Quebec.

        The undersigned instructs the Depositary, as soon as practicable after the Effective Date, to mail the check(s) for the Redemption Amount by first class mail, postage prepaid, or to hold such checks for pick-up, in accordance with the instructions given below. If no address is provided, checks will be forwarded to the last address of the Redeeming World Color Press Preferred Shareholder as it appears on the securities register of World Color Press.

        It is understood that the undersigned will not receive payment in respect of the Deposited World Color Press Preferred Shares until the certificate(s) representing the Deposited World Color Press Preferred Shares owned by the undersigned are received by the Depositary at the address set forth on the back of this Letter of Transmittal, together with such additional documents as the Depositary may require, and until the same are processed for payment by the Depositary. It is further understood that no interest will accrue to the benefit of the undersigned on the Redemption Amount payable in respect of the redemption of Deposited World Color Press Preferred Shares pursuant to the plan of arrangement. The undersigned further represents and warrants that the payment of the Redemption Amount in respect of the Deposited World Color Press Preferred Shares will completely discharge any obligations of Quad/Graphics, World Color Press and the Depositary with respect to the redemption of the Deposited World Color Press Preferred Shares in connection with the Arrangement.

(Please see Instructions on page 10.)

  BLOCK A
  ISSUE CHECK(S) FOR REDEMPTION
  AMOUNT IN NAME OF -
   TO BE COMPLETED BY ALL REDEEMING
  SHAREHOLDERS:

(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (or Zip) Code)
(Telephone – Business Hours)
(Tax Identification, Social Insurance or Social Security No.)

  BLOCK B
  SEND CHECK(S) FOR REDEMPTION AMOUNT
  (UNLESS BLOCK "C" IS CHECKED) TO:

(Name)
(Street Address and Number)
(City and Province or State)
(Country and Postal (or Zip) Code)
(Telephone – Business Hours)

BLOCK C PICK-UP INSTRUCTIONS (UNLESS BLOCK "B" IS COMPLETED):
☐	Hold check(s) for Redemption Amount for pick-up at the office of the Depositary.

  BLOCK D
  SIGNATURE—TO BE COMPLETED BY ALL REDEEMING SHAREHOLDERS:

Dated:

Signature of World Color Press Preferred Shareholder or Authorized Representative (see Instruction 4)
Name of World Color Press Preferred Shareholder or Authorized Representative (please print or type)
Daytime telephone number and facsimile of World Color Press Preferred Shareholder or Authorized Representative]qc\
Tax Identification, Social Insurance or Social Security Number of World Color Press Preferred Shareholder
Signature guaranteed by (if required under Instruction 3):
Authorized Signature of Guarantor
Name of Guarantor (please print or type)
Address of Guarantor (please print or type)

BLOCK E TO BE COMPLETED BY ALL NON-CANADIAN REDEEMING SHAREHOLDERS:
☐
I confirm that I qualify for a reduced rate of withholding taxes on dividends or deemed dividends under the tax convention between and Canada, and I have attached all the necessary information for World Color Press or AmalCo to make the necessary assessment, in its sole discretion, as to whether such withholdings are reduced.

 INSTRUCTIONS

1.     Use of Letter of Transmittal

(a)
In order to permit the conditional conversion of World Color Press Preferred Shares into World Color Press Common Shares, this Letter of Transmittal (or a manually signed facsimile thereof) together with accompanying certificate(s) representing World Color Press Preferred Shares must be received by the Depositary at the office specified below before 5:00 p.m. (Eastern Time) on June 23, 2010. It is recommended that this Letter of Transmittal (or a manually signed facsimile thereof) together with accompanying certificate(s) representing World Color Press Preferred Shares be received by the Depositary at the office specified below before the Effective Time in order to permit the timely receipt of the check(s) for the Redemption Amount issuable in connection with the Arrangement. Do not send the certificates or this Letter of Transmittal to World Color Press or Quad/Graphics.

(b)
The method used to deliver this Letter of Transmittal and any accompanying certificate(s) representing World Color Press Preferred Shares is at the option and risk of the World Color Press Preferred Shareholder, and delivery will be deemed effective only when such documents are actually received by the Depositary. World Color Press recommends that the necessary documentation be hand delivered to the Depositary at its office specified below, and a receipt be obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. World Color Press Preferred Shareholders whose World Color Press Preferred Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact that nominee for assistance in depositing those World Color Press Preferred Shares.

2.     Signatures

        This Letter of Transmittal must be filled in, dated and signed by the World Color Press Preferred Shareholder or by such holder's duly authorized representative (in accordance with Instruction 4).

(a)
If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the names(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b)
If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s) or if certificate(s) representing Quad/Graphics Shares and the check(s) for the Conversion Amount and the Cash Consideration or the Redemption Amount are to be issued to a person other than the registered owner(s):

(i)
such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power(s) of attorney duly and properly completed by the registered owner(s); and

(ii)
the signature(s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 3 below.

(c)
If any of the Deposited World Color Press Preferred Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of World Color Press Preferred Shares.

3.     Guarantee of Signatures

        If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited World Color Press Preferred Shares, or if the Arrangement is not completed and the Deposited World Color Press Preferred Shares are to be returned to a person other than such registered owner(s) or sent to an address other than the last address of the registered owner(s) as it appears on the securities register of World Color Press, or if the World Color Press Common Shares issuable upon the conversion of the Deposited World Color Press Preferred Shares or the payment in respect of the Conversion Amount and the Cash Consideration or the Redemption Amount is to be issued in the name of a person other than the registered owner of the Deposited World Color Press Preferred Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

        An "Eligible Institution" means a Canadian Schedule I chartered bank, a commercial bank or trust company in the United States, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States. Certain Canadian credit unions may also be members.

4.     Fiduciaries, Representatives and Authorizations

        Where this Letter of Transmittal or any share transfer power of attorney is executed by a person acting as, or on behalf of, an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to so act. Either World Color Press, Quad/Graphics or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

5.     Miscellaneous

(a)
If the space on this Letter of Transmittal is insufficient to list all certificates for World Color Press Preferred Shares, additional certificate numbers and numbers of World Color Press Preferred Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)
If World Color Press Preferred Shares are registered in different forms (e.g. "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c)
No alternative, conditional or contingent deposits of World Color Press Preferred Shares will be accepted by the Depositary. By executing this Letter of Transmittal (or facsimile thereof), the World Color Press Preferred Shareholder waives any right to receive any notice of the acceptance for payment of their World Color Press Preferred Shares.

(d)
This Letter of Transmittal will be construed in accordance with and governed by the laws of the laws of the Province of Ontario and with the laws of Canada applicable therein without giving effect to any choice or conflict of law provision or rule.

(e)
The World Color Press Preferred Shareholder covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario.

(f)
Additional copies of the Circular and this Letter of Transmittal may be obtained from and questions may be directed to the Depositary at its office at the address set forth on the back of this Letter of Transmittal. This Letter of Transmittal is also available at www.sedar.com and at www.sec.gov.

(g)
It is strongly recommended that, prior to completing this Letter of Transmittal, the undersigned read the accompanying Circular and discuss any questions with a tax advisor.

(h)
The references to the Arrangement in this Letter of Transmittal are intended to convey the economic effect of the Arrangement and are qualified in their entirety by reference to the more detailed information contained in the Circular and in the plan of arrangement. You are urged to read carefully the full text of the plan of arrangement. As more particularly provided for in the plan of arrangement, upon the Effective Date, the following steps will occur and will be deemed to occur in the following order:

(i)
World Color Press will amalgamate with a third-tier subsidiary of Quad/Graphics to form AmalCo and the outstanding World Color Press Preferred Shares will be converted into convertible preferred shares of AmalCo; and

(ii)
each convertible preferred share of AmalCo held by a former World Color Press Preferred Shareholder will be redeemed for the Redemption Amount.

(i)
Until the Effective Time, World Color Press and Quad/Graphics, collectively and in their absolute discretion, reserve the rights to determine all questions as to the Consideration, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment or any deposit of the World Color Press Preferred Shares. After the Effective Time, Quad/Graphics shall have the right, in its sole discretion, to make such determinations, which determinations shall be final and binding on all parties. Until the Effective Time, World Color Press and Quad/Graphics, collectively and in their absolute discretion, reserve the right to direct the Depositary to (i) reject any or all deposits of the World Color Press Preferred Shares they determine not to be in proper form or the acceptance of which or payment for which may, in the opinion of counsel, be unlawful; and (ii) waive any irregularity contained in any Letter of Transmittal received by them. After the Effective Time, Quad/Graphics shall have the right, if it so elects in its sole discretion, to so direct the Depositary.

6.     Lost Certificates

        If a World Color Press Preferred Share certificate has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded to the Depositary, together with an affidavit made by the person claiming the loss describing the fact that the certificate has been lost, stolen or destroyed. The Depositary will respond with the replacement requirements, which shall include giving a bond satisfactory to World Color Press and the Depositary in such amount as World Color Press and the Depositary may direct, or otherwise indemnifying World Color Press and the Depositary in a manner satisfactory to World Color Press and the Depositary, against any claim that may be made against World Color Press or the Depositary with respect to the certificates alleged to have been lost, stolen or destroyed. If a certificate has been lost, stolen or destroyed, please ensure that you provide your telephone number so that the Depositary or World Color Press' transfer agent may contact you.

7.     Return of Certificates

        If the Arrangement does not proceed for any reason, any certificate(s) for World Color Press Preferred Shares received by the Depositary will be returned to you forthwith at the address set forth above in Block "B" in Part "B" or Part "C", above, as applicable, or, failing such address being specified, at your last address as it appears on the securities register of World Color Press.

8.     Delivery Instructions

        In either Part "B" or Part "C", above, as applicable, each of Block "A" and Block "D" should be completed and either Block "B" or Block "C" should be completed. If those boxes are not completed, the certificate(s) in respect of the Quad/Graphics Shares and the check(s) for the Conversion Amount and the Cash Consideration or the Redemption Amount, as the case may be, will be mailed to you at your last address as it appears on the securities register of World Color Press.

9.     U.S. Shareholders: Form W-9

        In order to avoid backup withholding of U.S. federal income tax, a World Color Press Preferred Shareholder who is a resident of the United States for U.S. federal income tax purposes or who is otherwise a U.S. person for U.S. federal income tax purposes is required to provide the World Color Press Preferred Shareholder's current taxpayer identification number ("TIN") by completing the Form W-9, see Schedule "A", certifying under penalties of perjury that the TIN provided on that form is correct (or that such World Color Press Preferred Shareholder is awaiting receipt of a TIN), that the World Color Press Preferred Shareholder is a U.S. person for U.S. federal income tax purposes, and that (a) the World Color Press Preferred Shareholder is exempt from backup withholding, (b) the World Color Press Preferred Shareholder has not been notified by the Internal Revenue Service that the World Color Press Preferred Shareholder is subject to backup withholding as a result of a failure to report all interest or dividends, or (c) after being so notified, the Internal Revenue Service has notified the World Color Press Preferred Shareholder that the World Color Press Preferred Shareholder is no longer subject to backup withholding. If the correct TIN is not provided or if any other information is not correctly provided, a penalty of up to US$50 may be imposed on the World Color Press Preferred Shareholder by the Internal Revenue Service and the World Color Press Preferred Shareholder may be subject to backup withholding at a rate of 28%. Willfully falsifying certifications or affirmations may result in criminal penalties.

        Backup withholding is not an additional U.S. income tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished in a timely manner to the Internal Revenue Service.

        The TIN for an individual U.S. citizen or resident is the individual's social security number. A World Color Press Preferred Shareholder who does not have a TIN may write "Applied For" in Part I of the Form W-9 if such World Color Press Preferred Shareholder has applied for a TIN or intends to apply for a TIN in the near future. If the World Color Press Preferred Shareholder does not provide a TIN within 60 days, the World Color Press Preferred Shareholder will be subject to backup withholding until a TIN is provided.

        Certain World Color Press Preferred Shareholders (including, among others, all corporations and certain not-for-profit organizations) are not subject to these backup withholding requirements. To avoid possible erroneous backup withholding, a World Color Press Preferred Shareholder who is a U.S. person for U.S. federal income tax purposes and is exempt from backup withholding should complete the Form W-9 by providing the World Color Press Preferred Shareholder's correct TIN, signing and dating the form, and checking the box "Exempt from backup withholding". A World Color Press Preferred Shareholder should consult his/her tax advisor as to the World Color Press Preferred Shareholder's qualification for an exemption from backup withholding and the procedure for obtaining such exemption.

        All World Color Press Preferred Shareholders are urged to consult their own tax advisors to determine which forms should be used and whether they are exempt from backup withholding.

10.   Non-U.S. Shareholders: Form W-8

        A World Color Press Preferred Shareholder who is not a U.S. person for U.S. federal income tax purposes must submit the appropriate Form(s) W-8. Generally, a foreign individual or a foreign corporation that is not a pass-through entity for U.S. income tax purposes and is not engaged in a trade or business within the United States would provide a Form W-8BEN. A foreign entity that is a pass-through entity for U.S. federal income tax purposes and is not engaged in a trade or business within the United States would generally provide a W-8BEN and/or a Form W-8IMY (which may require additional Forms W-8BEN for its beneficial owners), depending on its particular circumstances. A foreign individual or a foreign entity that is engaged in a trade or business within the United States may be required to provide a Form W-8ECI. The Form W-8BEN is enclosed herein, see Schedule "A". The Forms W-8IMY and W-8ECI will be provided to World Color Press Preferred Shareholders upon request to the Depositary at one of the addresses specified on the back page of this Letter of Transmittal.

        Exempt persons are not subject to backup withholding. World Color Press Preferred Shareholders that are non-U.S. residents for U.S. federal income tax purposes may qualify as exempt persons by submitting a Form W-8BEN, signed under penalties of perjury, certifying such World Color Press Preferred Shareholders' foreign statuses.

        If backup withholding applies, 28% of certain payments to be made to the World Color Press Preferred Shareholder is required to be withheld. Backup withholding is not an additional tax. Rather, the U.S. tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained by filing a tax return with the Internal Revenue Service.

        All World Color Press Preferred Shareholders are urged to consult their own tax advisors to determine which forms should be used and whether they are exempt from backup withholding.

        Treasury Department Circular 230 Disclosure:    To ensure compliance with Treasury Department Circular 230, each person receiving this Letter of Transmittal is hereby notified that: (a) any discussion of federal tax issues in this Letter of Transmittal is not intended or written to be relied upon, and cannot be relied upon, by shareholders for the purpose of avoiding penalties that may be imposed on shareholders under the U.S. Internal Revenue Code of 1986, as amended; (b) such discussion is included herein by us in connection with the Arrangement; and (c) tendering shareholders should seek advice based on their particular circumstances from an independent tax advisor.

 SCHEDULE "A"

FORMS W-9 AND W-8BEN

Form W-9 (Rev. October 2007) Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification	Give form to the requester. Do not send to the IRS.

                    Print or type
                    See Specific Instructions on page 2.

Name (as shown on your income tax return)

Business name, if different from above

Check appropriate box:	☐ Individual/Sole proprietor	☐ Corporation	☐ Partnership	☐ Exempt
☐ Limited liability company. Enter the tax classification (D=disregarded entity, C=corporation, P=partnership) > ......				payee
☐ Other (see instructions) >

Address (number, street, and apt. or suite no.)				Requester's name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

  Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on Line 1 to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3.

Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter.

Social security number [ ][ ][ ]-[ ][ ]-[ ][ ][ ][ ]	or	Employer identification number [ ][ ]-[ ][ ][ ][ ][ ][ ]

  Part II Certification

Under penalties of perjury, I certify that:

1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and
2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.	I am a U.S. citizen or other U.S. person (defined below).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the Certification, but you must provide your correct TIN. See the instructions on page 4.

Sign Here	Signature of U.S. person >	Date >

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

     Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to:

     1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

     2. Certify that you are not subject to backup withholding, or

     3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income.

Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

• An individual who is a U.S. citizen or U.S. resident alien,

• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,

• An estate (other than a foreign estate), or

• A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners' share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

Cat. No. 10231X	Form W-9 (Rev. 10-2007)

Form W-9 (Rev. 10-2007)	Page 2

     The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

• The U.S. owner of a disregarded entity and not the entity,

• The U.S. grantor or other owner of a grantor trust and not the trust, and

• The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

     If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

     1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

     2. The treaty article addressing the income.

     3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

     4. The type and amount of income that qualifies for the exemption from tax.

     5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

     Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

     If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

     You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

     Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.

     Also see Special rules for partnerships on page 1.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

     If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name" line.

Limited liability company (LLC). Check the "Limited liability company" box only and enter the appropriate code for the tax classification ("D" for disregarded entity, "C" for corporation, "P" for partnership) in the space provided.

     For a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Regulations section 301.7701-3, enter the owner's name on the "Name" line. Enter the LLC's name on the "Business name" line.

     For an LLC classified as a partnership or a corporation, enter the LLC's name on the "Name" line and any business, trade, or DBA name on the "Business name" line.

Other entities. Enter your business name as shown on required federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name" line.

Note. You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.).

Form W-9 (Rev. 10-2007)	Page 3

Exempt Payee

If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the "Exempt payee" box in the line following the business name, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

     The following payees are exempt from backup withholding:

     1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

     2. The United States or any of its agencies or instrumentalities,

     3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

     4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

     5. An international organization or any of its agencies or instrumentalities.

     Other payees that may be exempt from backup withholding include:

     6. A corporation,

     7. A foreign central bank of issue,

     8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

     9. A futures commission merchant registered with the Commodity Futures Trading Commission,

     10. A real estate investment trust,

     11. An entity registered at all times during the tax year under the Investment Company Act of 1940,

     12. A common trust fund operated by a bank under section 584(a),

     13. A financial institution,

     14. A middleman known in the investment community as a nominee or custodian, or

     15. A trust exempt from tax under section 664 or described in section 4947.

     The chart below shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 9
Broker transactions	Exempt payees 1 through 13. Also, a person registered under the investment Advisers Act of 1940 who regularly acts as a broker
Barter exchange transactions and patronage dividends	Exempt payees 1 through 5
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 7[2]

1 See Form 1099-MISC, Miscellaneous Income, and its instructions.

2 However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, and payments for services paid by a federal executive agency.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

     If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

     If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) on page 2), enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

     If you are asked to complete Form W-9 but do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, and 5 below indicate otherwise.

     For a joint account, only the person whose TIN is shown in Part I should sign (when required). Exempt payees, see Exempt Payee on page 3.

Signature requirements. Complete the certification as indicated in 1 through 5 below.

     1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

     2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

Form W-9 (Rev. 10-2007)	Page 4

     3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

     4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

     5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester
For this type of account:			Give name and SSN of:
1.	Individual		The individual
2.	Two or more individuals (joint account)		The actual owner of the account or, if combined funds, the first individual on the account [1]
3.	Custodian account of a minor (Uniform Gift to Minors Act)		The minor [2]
4.	a.	The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
	b.	So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5.	Sole proprietorship or disregarded entity owned by an individual		The owner [3]
For this type of account:			Give name and EIN of:
6.	Disregarded entity not owned by an individual		The owner
7.	A valid trust, estate, or pension trust		Legal entity [4]
8.	Corporate or LLC electing corporate status on Form 8832		The corporation
9.	Association, club, religious, charitable, educational, or other tax-exempt organization		The organization
10.	Partnership or multi-member LLC		The partnership
11.	A broker or registered nominee		The broker or nominee
12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments		The public entity

1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

2 Circle the minor's name and furnish the minor's SSN.

3 You must show your individual name and you may also enter your business or "DBA" name on the second line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 1.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

     To reduce your risk:

• Protect your SSN,

• Ensure your employer is protecting your SSN, and

• Be careful when choosing a tax preparer.

     Call the IRS at 1-800-829-1040 if you think your identity has been used inappropriately for tax purposes.

     Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

     The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

     If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS personal property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.consumer.gov/idtheft or 1-877-IDTHEFT(438-4338).

     Visit the IRS website at www.irs.gov to learn more about identity theft and how to reduce your risk.

 Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia, and U.S. possessions to carry out their tax laws. We may also disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism.

     You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

Form W-8BEN (Rev. February 2006) Department of the Treasury Internal Revenue Service
Certificate of Foreign Status of Beneficial Owner
for United States Tax Withholding
>  Section references are to the Internal Revenue Code.   >  See separate instructions.
	> Give this form to the withholding agent or payer. Do not send to the IRS.	OMB No. 1545-1621

Do not use this form for:		Instead, use Form:
•	A U.S. citizen or other U.S. person, including a resident alien individual	W-9
•	A person claiming that income is effectively conneted with the conduct or a trade or business in the United States	W-8ECI
•	A foreign partnership, a foreign simple trust, or a foreign grantor trust (see instructions for exceptions)	W-8ECI or W-8IMY
•
	A foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession that received effectively connected income or that is claiming the applicability of section(s) 115(2), 501(c), 892, 895, or 1443(b) (see instructions)	W-8ECI or W-8EXP
Note: These entities should use Form W-8BEN if they are claiming treaty benefits or are providing the form only to claim they are a foreign person exempt from backup withholding.
•	A person acting as an intermediary	W-8IMY
Note: See instructions for additional exceptions.

  Part I       Identification of Beneficial Owner (See instructions.)

1	Name of individual or organization that is the beneficial owner							2 Country of incorporation or organization

3	Type of beneficial owner:		☐	Individual	☐	Corporation	☐	Disregarded entity	☐	Partnership	☐	Simple trust
	☐	Grantor trust	☐	Complex trust	☐	Estate	☐	Government	☐	International organization
	☐	Central bank of issue	☐	Tax-exempt organization	☐	Private foundation

4	Permanent residence address (street, apt. or suite no., or rural route). Do not use a P.O. box or in-care-of address.

	City or town, state or province. Include postal code where appropriate.								Country (do not abbreviate)

5	Mailing address (if different from above)

	City or town, state or province. Include postal code where appropriate.								Country (do not abbreviate)

6	U.S. taxpayer identification number, if required (see instructions)						7 Foreign tax identifying number, if any (optional)
☐ SSN or ITIN ☐ EIN

8	Reference number(s) (see instructions)

  Part II       Claim of Tax Treaty Benefits (if applicable)

9	I certify that (check all that apply):
	a	☐	The beneficial owner is a resident of within the meaning of the income tax treaty between the United States and that country.
	b	☐	If required, the U.S. taxpayer identification number is stated on line 6 (see instructions).
	c	☐	The beneficial owner is not an individual, derives the item (or items) of income for which the treaty benefits are claimed, and, if applicable, meets the requirements of the treaty provision dealing with limition on benefits (see instructions).
	d	☐	The beneficial owner is not an individual, is claiming treaty benefits for dividends received from a foreign corporation or interest from a U.S. trade or business of a foreign corporation, and meets qualified resident status (see instructions).
	e	☐	The beneficial owner is related to the person obligated to pay the income within the meaning of section 267(b) or 707(b), and will file Form 8833 if the amount subject to withholding received during a calendar year exceeds, in the aggregate, $500,000.
10
Special rates and conditions (if applicable—see instructions): The beneficial owner is claiming the provisions of Article of the treaty identified on line 9a above to claim a % rate of withholding on (specify type of income):
Explain the reasons the beneficial owner meets the terms of the treaty article:

  Part III       Notional Principal Contracts

11	☐	I have provided or will provide a statement that identifies those notional principal contracts from which the income is not effectively connected with the conduct of a trade or business in the United States. I agree to update this statement as required.

  Part IV       Certification

Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correct, and complete. I further certify under penalties of perjury that:
1	I am the beneficial owner (or am authorized to sign for the beneficial owner) of all the income to which this form relates,
2	The beneficial owner is not a U.S. person,
3	The income to which this form relates is (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but is not subject to tax under an income tax treaty, or (c) he partner's share of partnership's effectively connected income, and
4	For broker transactions or barter exchanges, the beneficial owner is an exempt foreign person as defined in the instructions.

Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt, or custody of the income of which I am the beneficial owner or any withholding agent that can disburse or make payments of the income of which I am the beneficial owner.

Sign Here >
	Signature of beneficial owner (or individual authorized to sign for beneficial owner)	Date (MM-DD-YYYY)	Capacity in which acting

For Paperwork Reduction Act Notice, see separate instructions.	Cat. No. 25047Z	Form W-8BEN (Rev. 2-2006)

Printed on Recycled Paper

Instructions for Form W-8BEN (Rev. February 2006)
Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding

General Instructions

        Section references are to the Internal Revenue Code unless otherwise noted.

        For definitions of terms used throughout these instructions, see Definitions on pages 3 and 4.

Purpose of form.    Foreign persons are subject to U.S. tax at a 30% rate on income they receive from U.S. sources that consists of:

•
Interest (including certain original issue discount (OID));

•
Dividends;

•
Rents;

•
Royalties;

•
Premiums;

•
Annuities;

•
Compensation for, or in expectation of, services performed;

•
Substitute payments in a securities lending transaction; or

•
Other fixed or determinable annual or periodical gains, profits, or income.

        This tax is imposed on the gross amount paid and is generally collected by withholding under section 1441 or 1442 on that amount. A payment is considered to have been made whether it is made directly to the beneficial owner or to another person, such as an intermediary, agent, or partnership, for the benefit of the beneficial owner.

        In addition, section 1446 requires a partnership conducting a trade or business in the United States to withhold tax on a foreign partner's distributive share of the partnership's effectively connected taxable income. Generally, a foreign person that is a partner in a partnership that submits a Form W-8 for purposes of section 1441 or 1442 will satisfy the documentation requirements under section 1446 as well. However, in some cases the documentation requirements of sections 1441 and 1442 do not match the documentation requirements of section 1446. See Regulations sections 1.1446-1 through 1.1446-6. Further, the owner of a disregarded entity, rather than the disregarded entity itself, shall submit the appropriate Form W-8 for purposes of section 1446.

        If you receive certain types of income, you must provide Form W-8BEN to:

•
Establish that you are not a U.S. person;

•
Claim that you are the beneficial owner of the income for which Form W-8BEN is being provided or a partner in a partnership subject to section 1446; and

•
If applicable, claim a reduced rate of, or exemption from, withholding as a resident of a foreign country with which the United States has an income tax treaty.

        You may also be required to submit Form W-8BEN to claim an exception from domestic information reporting and backup withholding for certain types of income that are not subject to foreign-person withholding. Such income includes:

•
Broker proceeds.

•
Short-term (183 days or less) original issue discount (OID).

•
Bank deposit interest.

•
Foreign source interest, dividends, rents, or royalties.

•
Proceeds from a wager placed by a nonresident alien individual in the games of blackjack, baccarat, craps, roulette, or big-6 wheel.

        You may also use Form W-8BEN to certify that income from a notional principal contract is not effectively connected with the conduct of a trade or business in the United States.

Cat. No. 25576H

        A withholding agent or payer of the income may rely on a properly completed Form W-8BEN to treat a payment associated with the Form W-8BEN as a payment to a foreign person who beneficially owns the amounts paid. If applicable, the withholding agent may rely on the Form W-8BEN to apply a reduced rate of withholding at source.

        Provide Form W-8BEN to the withholding agent or payer before income is paid or credited to you. Failure to provide a Form W-8BEN when requested may lead to withholding at a 30% rate (foreign-person withholding) or the backup withholding rate.

Additional information.    For additional information and instructions for the withholding agent, see the Instructions for the Requester of Forms W-8BEN, W-8ECI, W-8EXP, and W-8IMY.

Who must file.    You must give Form W-8BEN to the withholding agent or payer if you are a foreign person and you are the beneficial owner of an amount subject to withholding. Submit Form W-8BEN when requested by the withholding agent or payer whether or not you are claiming a reduced rate of, or exemption from, withholding.

        Do not use Form W-8BEN if:

•
You are a U.S. citizen (even if you reside outside the United States) or other U.S. person (including a resident alien individual). Instead, use Form W-9, Request for Taxpayer Identification Number and Certification.

•
You are a disregarded entity with a single owner that is a U.S. person and you are not a hybrid entity claiming treaty benefits. Instead, provide Form W-9.

•
You are a nonresident alien individual who claims exemption from withholding on compensation for independent or dependent personal services performed in the United States. Instead, provide Form 8233, Exemption from Withholding on Compensation for Independent (and Certain Dependent) Personal Services of a Nonresident Alien Individual, or Form W-4, Employee's Withholding Allowance Certificate.

•
You are receiving income that is effectively connected with the conduct of a trade or business in the United States, unless it is allocable to you through a partnership. Instead, provide Form W-8ECI, Certificate of Foreign Person's Claim That Income Is Effectively Connected With the Conduct of a Trade or Business in the United States. If any of the income for which you have provided a Form W-8BEN becomes effectively connected, this is a change in circumstances and Form W-8BEN is no longer valid. You must file Form W-8ECI. See Change in circumstances on this page.

•
You are filing for a foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession claiming the applicability of section 115(2), 501(c), 892, 895, or 1443(b). Instead, provide Form W-8EXP, Certificate of Foreign Government or Other Foreign Organization for United States Tax Withholding. However, you should use Form W-8BEN if you are claiming treaty benefits or are providing the form only to claim you are a foreign person exempt from backup withholding. You should use Form W-8ECI if you received effectively connected income (for example, income from commercial activities).

•
You are a foreign flow-through entity, other than a hybrid entity, claiming treaty benefits. Instead, provide Form W-8IMY, Certificate of Foreign Intermediary, Foreign Flow-Through Entity, or Certain U.S. Branches for United States Tax Withholding. However, if you are a partner, beneficiary, or owner of a flow-through entity and you are not yourself a flow-through entity, you may be required to furnish a Form W-8BEN to the flow-through entity.

•
You are a disregarded entity for purposes of section 1446. Instead, the owner of the entity must submit the form.

•
You are a reverse hybrid entity transmitting beneficial owner documentation provided by your interest holders to claim treaty benefits on their behalf. Instead, provide Form W-8IMY.

•
You are a withholding foreign partnership or a withholding foreign trust within the meaning of

2

  sections 1441 and 1442 and the accompanying regulations. A withholding foreign partnership or a withholding foreign trust is a foreign partnership or trust that has entered into a withholding agreement with the IRS under which it agrees to assume primary withholding responsibility for each partner's, beneficiary's, or owner's distributive share of income subject to withholding that is paid to the partnership or trust. Instead, provide Form W-8IMY.

•
You are acting as an intermediary (that is, acting not for your own account, but for the account of others as an agent, nominee, or custodian). Instead, provide Form W-8IMY.

•
You are a foreign partnership or foreign grantor trust for purposes of section 1446. Instead, provide Form W-8IMY and accompanying documentation. See Regulations sections 1.1446-1 through 1.1446-6.

Giving Form W-8BEN to the withholding agent.    Do not send Form W-8BEN to the IRS. Instead, give it to the person who is requesting it from you. Generally, this will be the person from whom you receive the payment, who credits your account, or a partnership that allocates income to you. Give Form W-8BEN to the person requesting it before the payment is made to you, credited to your account or allocated. If you do not provide this form, the withholding agent may have to withhold at the 30% rate, backup withholding rate, or the rate applicable under section 1446. If you receive more than one type of income from a single withholding agent for which you claim different benefits, the withholding agent may, at its option, require you to submit a Form W-8BEN for each different type of income. Generally, a separate Form W-8BEN must be given to each withholding agent.

        Note.    If you own the income or account jointly with one or more other persons, the income or account will be treated by the withholding agent as owned by a foreign person if Forms W-8BEN are provided by all of the owners. If the withholding agent receives a Form W-9 from any of the joint owners, the payment must be treated as made to a U.S. person.

Change in circumstances.    If a change in circumstances makes any information on the Form W-8BEN you have submitted incorrect, you must notify the withholding agent or payer within 30 days of the change in circumstances and you must file a new Form W-8BEN or other appropriate form.

        If you use Form W-8BEN to certify that you are a foreign person, a change of address to an address in the United States is a change in circumstances. Generally, a change of address within the same foreign country or to another foreign country is not a change in circumstances. However, if you use Form W-8BEN to claim treaty benefits, a move to the United States or outside the country where you have been claiming treaty benefits is a change in circumstances. In that case, you must notify the withholding agent or payer within 30 days of the move.

        If you become a U.S. citizen or resident alien after you submit Form W-8BEN, you are no longer subject to the 30% withholding rate or the withholding tax on a foreign partner's share of effectively connected income. You must notify the withholding agent or payer within 30 days of becoming a U.S. citizen or resident alien. You may be required to provide a Form W-9. For more information, see Form W-9 and instructions.

Expiration of Form W-8BEN.    Generally, a Form W-8BEN provided without a U.S. taxpayer identification number (TIN) will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. For example, a Form W-8BEN signed on September 30, 2005, remains valid through December 31, 2008. A Form W-8BEN furnished with a U.S. TIN will remain in effect until a change in circumstances makes any information on the form incorrect, provided that the withholding agent reports on Form 1042-S at least one payment annually to the beneficial owner who provided the Form W-8BEN. See the instructions for line 6 beginning on page 4 for circumstances under which you must provide a U.S. TIN.

Definitions

Beneficial owner.    For payments other than those for which a reduced rate of withholding is claimed under an income tax treaty, the beneficial owner of income is generally the person who is required

3

under U.S. tax principles to include the income in gross income on a tax return. A person is not a beneficial owner of income, however, to the extent that person is receiving the income as a nominee, agent, or custodian, or to the extent the person is a conduit whose participation in a transaction is disregarded. In the case of amounts paid that do not constitute income, beneficial ownership is determined as if the payment were income.

        Foreign partnerships, foreign simple trusts, and foreign grantor trusts are not the beneficial owners of income paid to the partnership or trust. The beneficial owners of income paid to a foreign partnership are generally the partners in the partnership, provided that the partner is not itself a partnership, foreign simple or grantor trust, nominee or other agent. The beneficial owners of income paid to a foreign simple trust (that is, a foreign trust that is described in section 651(a)) are generally the beneficiaries of the trust, if the beneficiary is not a foreign partnership, foreign simple or grantor trust, nominee or other agent. The beneficial owners of a foreign grantor trust (that is, a foreign trust to the extent that all or a portion of the income of the trust is treated as owned by the grantor or another person under sections 671 through 679) are the persons treated as the owners of the trust. The beneficial owners of income paid to a foreign complex trust (that is, a foreign trust that is not a foreign simple trust or foreign grantor trust) is the trust itself.

        For purposes of section 1446, the same beneficial owner rules apply, except that under section 1446 a foreign simple trust rather than the beneficiary provides the form to the partnership.

        The beneficial owner of income paid to a foreign estate is the estate itself.

Note.    A payment to a U.S. partnership, U.S. trust, or U.S. estate is treated as a payment to a U.S. payee that is not subject to 30% withholding. A U.S. partnership, trust, or estate should provide the withholding agent with a Form W-9. For purposes of section 1446, a U.S. grantor trust or disregarded entity shall not provide the withholding agent a Form W-9 in its own right. Rather, the grantor or other owner shall provide the withholding agent the appropriate form.

Foreign person.    A foreign person includes a nonresident alien individual, a foreign corporation, a foreign partnership, a foreign trust, a foreign estate, and any other person that is not a U.S. person. It also includes a foreign branch or office of a U.S. financial institution or U.S. clearing organization if the foreign branch is a qualified intermediary. Generally, a payment to a U.S. branch of a foreign person is a payment to a foreign person.

Nonresident alien individual.    Any individual who is not a citizen or resident alien of the United States is a nonresident alien individual. An alien individual meeting either the "green card test" or the "substantial presence test" for the calendar year is a resident alien. Any person not meeting either test is a nonresident alien individual. Additionally, an alien individual who is a resident of a foreign country under the residence article of an income tax treaty, or an alien individual who is a bona fide resident of Puerto Rico, Guam, the Commonwealth of the Northern Mariana Islands, the U.S. Virgin Islands, or American Samoa is a nonresident alien individual. See Pub. 519, U.S. Tax Guide for Aliens, for more information on resident and nonresident alien status.

Even though a nonresident alien individual married to a U.S. citizen or resident alien may choose to be treated as a resident alien for certain purposes (for example, filing a joint income tax return), such individual is still treated as a nonresident alien for withholding tax purposes on all income except wages.

Flow-through entity.    A flow-through entity is a foreign partnership (other than a withholding foreign partnership), a foreign simple or foreign grantor trust (other than a withholding foreign trust), or, for payments for which a reduced rate of withholding is claimed under an income tax treaty, any entity to the extent the entity is considered to be fiscally transparent (see below) with respect to the payment by an interest holder's jurisdiction.

        For purposes of section 1446, a foreign partnership or foreign grantor trust must submit Form W-8IMY to establish the partnership or grantor trust as a look through entity. The Form W-8IMY may be accompanied by this form or another version of Form W-8 or Form W-9 to establish the foreign or domestic status of a

4

partner or grantor or other owner. See Regulations section 1.1446-1.

Hybrid entity.    A hybrid entity is any person (other than an individual) that is treated as fiscally transparent (see below) in the United States but is not treated as fiscally transparent by a country with which the United States has an income tax treaty. Hybrid entity status is relevant for claiming treaty benefits. See the instructions for line 9c on page 5.

Reverse hybrid entity.    A reverse hybrid entity is any person (other than an individual) that is not fiscally transparent under U.S. tax law principles but that is fiscally transparent under the laws of a jurisdiction with which the United States has an income tax treaty. See the instructions for line 9c on page 5.

Fiscally transparent entity.    An entity is treated as fiscally transparent with respect to an item of income for which treaty benefits are claimed to the extent that the interest holders in the entity must, on a current basis, take into account separately their shares of an item of income paid to the entity, whether or not distributed, and must determine the character of the items of income as if they were realized directly from the sources from which realized by the entity. For example, partnerships, common trust funds, and simple trusts or grantor trusts are generally considered to be fiscally transparent with respect to items of income received by them.

Disregarded entity.    A business entity that has a single owner and is not a corporation under Regulations section 301.7701-2(b) is disregarded as an entity separate from its owner.

        A disregarded entity shall not submit this form to a partnership for purposes of section 1446. Instead, the owner of such entity shall provide appropriate documentation. See Regulations section 1.1446-1.

Amounts subject to withholding.    Generally, an amount subject to withholding is an amount from sources within the United States that is fixed or determinable annual or periodical (FDAP) income. FDAP income is all income included in gross income, including interest (as well as OID), dividends, rents, royalties, and compensation. FDAP income does not include most gains from the sale of property (including market discount and option premiums).

        For purposes of section 1446, the amount subject to withholding is the foreign partner's share of the partnership's effectively connected taxable income.

Withholding agent.    Any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding or who can disburse or make payments of an amount subject to withholding is a withholding agent. The withholding agent may be an individual, corporation, partnership, trust, association, or any other entity, including (but not limited to) any foreign intermediary, foreign partnership, and U.S. branches of certain foreign banks and insurance companies. Generally, the person who pays (or causes to be paid) the amount subject to withholding to the foreign person (or to its agent) must withhold.

        For purposes of section 1446, the withholding agent is the partnership conducting the trade or business in the United States. For a publicly traded partnership, the withholding agent may be the partnership, a nominee holding an interest on behalf of a foreign person, or both. See Regulations sections 1.1446-1 through 1.1446-6.

Specific Instructions

A hybrid entity should give Form W-8BEN to a withholding agent only for income for which it is claiming a reduced rate of withholding under an income tax treaty. A reverse hybrid entity should give Form W-8BEN to a withholding agent only for income for which no treaty benefit is being claimed.

Part I

Line 1.    Enter your name. If you are a disregarded entity with a single owner who is a foreign person and you are not claiming treaty benefits as a hybrid entity, this form should be completed and signed by your foreign single owner. If the account to which a payment is made or credited is in the name of the disregarded entity, the foreign single owner should inform the withholding agent of this fact. This may be done

5

by including the name and account number of the disregarded entity on line 8 (reference number) of the form. However, if you are a disregarded entity that is claiming treaty benefits as a hybrid entity, this form should be completed and signed by you.

Line 2.    If you are a corporation, enter the country of incorporation. If you are another type of entity, enter the country under whose laws you are created, organized, or governed. If you are an individual, enter N/A (for "not applicable").

Line 3.    Check the one box that applies. By checking a box, you are representing that you qualify for this classification. You must check the box that represents your classification (for example, corporation, partnership, trust, estate, etc.) under U.S. tax principles. Do not check the box that describes your status under the law of the treaty country. If you are a partnership or disregarded entity receiving a payment for which treaty benefits are being claimed, you must check the "Partnership" or "Disregarded entity" box. If you are a sole proprietor, check the "Individual" box, not the "Disregarded entity" box.

Only entities that are tax-exempt under section 501 should check the "Tax-exempt organization" box. Such organizations should use Form W-8BEN only if they are claiming a reduced rate of withholding under an income tax treaty or some code exception other than section 501. Use Form W-8EXP if you are claiming an exemption from withholding under section 501.

Line 4.    Your permanent residence address is the address in the country where you claim to be a resident for purposes of that country's income tax. If you are giving Form W-8BEN to claim a reduced rate of withholding under an income tax treaty, you must determine your residency in the manner required by the treaty. Do not show the address of a financial institution, a post office box, or an address used solely for mailing purposes. If you are an individual who does not have a tax residence in any country, your permanent residence is where you normally reside. If you are not an individual and you do not have a tax residence in any country, the permanent residence address is where you maintain your principal office.

Line 5.    Enter your mailing address only if it is different from the address you show on line 4.

Line 6.    If you are an individual, you are generally required to enter your social security number (SSN). To apply for an SSN, get Form SS-5 from a Social Security Administration (SSA) office or, if in the United States, you may call the SSA at 1-800-772-1213. Fill in Form SS-5 and return it to the SSA.

        If you do not have an SSN and are not eligible to get one, you must get an individual taxpayer identification number (ITIN). To apply for an ITIN, file Form W-7 with the IRS. It usually takes 4-6 weeks to get an ITIN.

An ITIN is for tax use only. It does not entitle you to social security benefits or change your employment or immigration status under U.S. law.

        If you are not an individual or you are an individual who is an employer or you are engaged in a U.S. trade or business as a sole proprietor, you must enter an employer identification number (EIN). If you do not have an EIN, you should apply for one on Form SS-4, Application for Employer Identification Number. If you are a disregarded entity claiming treaty benefits as a hybrid entity, enter your EIN.

        A partner in a partnership conducting a trade or business in the United States will likely be allocated effectively connected taxable income. The partner is required to file a U.S. federal income tax return and must have a U.S. taxpayer identification number (TIN).

        You must provide a U.S. TIN if you are:

•
Claiming an exemption from withholding under section 871(f) for certain annuities received under qualified plans,

•
A foreign grantor trust with 5 or fewer grantors,

•
Claiming benefits under an income tax treaty, or

•
Submitting the form to a partnership that conducts a trade or business in the United States.

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        However, a U.S. TIN is not required to be shown in order to claim treaty benefits on the following items of income:

•
Dividends and interest from stocks and debt obligations that are actively traded;

•
Dividends from any redeemable security issued by an investment company registered under the Investment Company Act of 1940 (mutual fund);

•
Dividends, interest, or royalties from units of beneficial interest in a unit investment trust that are (or were upon issuance) publicly offered and are registered with the SEC under the Securities Act of 1933; and

•
Income related to loans of any of the above securities.

You may want to obtain and provide a U.S. TIN on Form W-8BEN even though it is not required. A Form W-8BEN containing a U.S. TIN remains valid for as long as your status and the information relevant to the certifications you make on the form remain unchanged provided at least one payment is reported to you annually on Form 1042-S.

Line 7.    If your country of residence for tax purposes has issued you a tax identifying number, enter it here. For example, if you are a resident of Canada, enter your Social Insurance Number.

Line 8.    This line may be used by the filer of Form W-8BEN or by the withholding agent to whom it is provided to include any referencing information that is useful to the withholding agent in carrying out its obligations. For example, withholding agents who are required to associate the Form W-8BEN with a particular Form W-8IMY may want to use line 8 for a referencing number or code that will make the association clear. A beneficial owner may use line 8 to include the number of the account for which he or she is providing the form. A foreign single owner of a disregarded entity may use line 8 to inform the withholding agent that the account to which a payment is made or credited is in the name of the disregarded entity (see instructions for line 1 on page 4).

Part II

Line 9a.    Enter the country where you claim to be a resident for income tax treaty purposes. For treaty purposes, a person is a resident of a treaty country if the person is a resident of that country under the terms of the treaty.

Line 9b.    If you are claiming benefits under an income tax treaty, you must have a U.S. TIN unless one of the exceptions listed in the line 6 instructions above applies.

Line 9c.    An entity (but not an individual) that is claiming a reduced rate of withholding under an income tax treaty must represent that it:

•
Derives the item of income for which the treaty benefit is claimed, and

•
Meets the limitation on benefits provisions contained in the treaty, if any.

        An item of income may be derived by either the entity receiving the item of income or by the interest holders in the entity or, in certain circumstances, both. An item of income paid to an entity is considered to be derived by the entity only if the entity is not fiscally transparent under the laws of the entity's jurisdiction with respect to the item of income. An item of income paid to an entity shall be considered to be derived by the interest holder in the entity only if:

•
The interest holder is not fiscally transparent in its jurisdiction with respect to the item of income, and

•
The entity is considered to be fiscally transparent under the laws of the interest holder's jurisdiction with respect to the item of income. An item of income paid directly to a type of entity specifically identified in a treaty as a resident of a treaty jurisdiction is treated as derived by a resident of that treaty jurisdiction.

        If an entity is claiming treaty benefits on its own behalf, it should complete Form W-8BEN. If an interest holder in an entity that is considered fiscally transparent in the interest holder's jurisdiction is claiming a treaty benefit, the interest holder should complete Form W-8BEN on its own behalf and the fiscally transparent entity should associate the interest holder's

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Form W-8BEN with a Form W-8IMY completed by the entity.

An income tax treaty may not apply to reduce the amount of any tax on an item of income received by an entity that is treated as a domestic corporation for U.S. tax purposes. Therefore, neither the domestic corporation nor its shareholders are entitled to the benefits of a reduction of U.S. income tax on an item of income received from U.S. sources by the corporation.

        To determine whether an entity meets the limitation on benefits provisions of a treaty, you must consult the specific provisions or articles under the treaties. Income tax treaties are available on the IRS website at www.irs.gov.

If you are an entity that derives the income as a resident of a treaty country, you may check this box if the applicable income tax treaty does not contain a "limitation on benefits" provision.

Line 9d.    If you are a foreign corporation claiming treaty benefits under an income tax treaty that entered into force before January 1, 1987 (and has not been renegotiated) on (a) U.S. source dividends paid to you by another foreign corporation or (b) U.S. source interest paid to you by a U.S. trade or business of another foreign corporation, you must generally be a "qualified resident" of a treaty country. See section 884 for the definition of interest paid by a U.S. trade or business of a foreign corporation ("branch interest") and other applicable rules.

        In general, a foreign corporation is a qualified resident of a country if any of the following apply.

•
It meets a 50% ownership and base erosion test.

•
It is primarily and regularly traded on an established securities market in its country of residence or the United States.

•
It carries on an active trade or business in its country of residence.

•
It gets a ruling from the IRS that it is a qualified resident.

        See Regulations section 1.884-5 for the requirements that must be met to satisfy each of these tests.

If you are claiming treaty benefits under an income tax treaty entered into force after December 31, 1986, do not check box 9d. Instead, check box 9c.

Line 9e.    Check this box if you are related to the withholding agent within the meaning of section 267(b) or 707(b) and the aggregate amount subject to withholding received during the calendar year will exceed $500,000. Additionally, you must file Form 8833, Treaty-Based Return Position Disclosure Under Section 6114 or 7701(b).

Line 10

Line 10 must be used only if you are claiming treaty benefits that require that you meet conditions not covered by the representations you make in lines 9a through 9e. However, this line should always be completed by foreign students and researchers claiming treaty benefits. See Scholarship and fellowship grants below for more information.

        The following are additional examples of persons who should complete this line.

•
Exempt organizations claiming treaty benefits under the exempt organization articles of the treaties with Canada, Mexico, Germany, and the Netherlands.

•
Foreign corporations that are claiming a preferential rate applicable to dividends based on ownership of a specific percentage of stock.

•
Persons claiming treaty benefits on royalties if the treaty contains different withholding rates for different types of royalties.

        This line is generally not applicable to claiming treaty benefits under an interest or dividends (other than dividends subject to a preferential rate based on ownership) article of a treaty.

Nonresident alien who becomes a resident alien.    Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a

8

provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the recipient has otherwise become a U.S. resident alien for tax purposes. The individual must use Form W-9 to claim the tax treaty benefit. See the instructions for Form W-9 for more information. Also see Nonresident alien student or researcher who becomes a resident alien later for an example.

Scholarship and fellowship grants.    A nonresident alien student (including a trainee or business apprentice) or researcher who receives noncompensatory scholarship or fellowship income may use Form W-8BEN to claim benefits under a tax treaty that apply to reduce or eliminate U.S. tax on such income. No Form W-8BEN is required unless a treaty benefit is being claimed. A nonresident alien student or researcher who receives compensatory scholarship or fellowship income must use Form 8233 to claim any benefits of a tax treaty that apply to that income. The student or researcher must use Form W-4 for any part of such income for which he or she is not claiming a tax treaty withholding exemption. Do not use Form W-8BEN for compensatory scholarship or fellowship income. See Compensation for Dependent Personal Services in the Instructions for Form 8233.

If you are a nonresident alien individual who received noncompensatory scholarship or fellowship income and personal services income (including compensatory scholarship or fellowship income) from the same withholding agent, you may use Form 8233 to claim a tax treaty withholding exemption for part or all of both types of income.

        Completing lines 4 and 9a.    Most tax treaties that contain an article exempting scholarship or fellowship grant income from taxation require that the recipient be a resident of the other treaty country at the time of, or immediately prior to, entry into the United States. Thus, a student or researcher may claim the exemption even if he or she no longer has a permanent address in the other treaty country after entry into the United States. If this is the case, you may provide a U.S. address on line 4 and still be eligible for the exemption if all other conditions required by the tax treaty are met. You must also identify on line 9a the tax treaty country of which you were a resident at the time of, or immediately prior to, your entry into the United States.

        Completing line 10.    You must complete line 10 if you are a student or researcher claiming an exemption from taxation on your scholarship or fellowship grant income under a tax treaty.

Nonresident alien student or researcher who becomes a resident alien.    You must use Form W-9 to claim an exception to a saving clause. See Nonresident alien who becomes a resident alien on this page for a general explanation of saving clauses and exceptions to them.

        Example.    Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would complete Form W-9.

Part III

If you check this box, you must provide the withholding agent with the required statement for income from a notional principal contract that is to be treated as income not effectively connected with the conduct of a trade or business in the United States. You should update this statement as often as necessary. A new Form W-8BEN is not required for each update provided the form otherwise remains valid.

Part IV

Form W-8BEN must be signed and dated by the beneficial owner of the income, or, if the beneficial owner is not an individual, by an authorized representative or officer of the beneficial owner. If Form W-8BEN is completed

9

by an agent acting under a duly authorized power of attorney, the form must be accompanied by the power of attorney in proper form or a copy thereof specifically authorizing the agent to represent the principal in making, executing, and presenting the form. Form 2848, Power of Attorney and Declaration of Representative, may be used for this purpose. The agent, as well as the beneficial owner, may incur liability for the penalties provided for an erroneous, false, or fraudulent form.

Broker transactions or barter exchanges.    Income from transactions with a broker or a barter exchange is subject to reporting rules and backup withholding unless Form W-8BEN or a substitute form is filed to notify the broker or barter exchange that you are an exempt foreign person.

        You are an exempt foreign person for a calendar year in which:

•
You are a nonresident alien individual or a foreign corporation, partnership, estate, or trust;

•
You are an individual who has not been, and does not plan to be, present in the United States for a total of 183 days or more during the calendar year; and

•
You are neither engaged, nor plan to be engaged during the year, in a U.S. trade or business that has effectively connected gains from transactions with a broker or barter exchange.

 Paperwork Reduction Act Notice.    We ask for the information on this form to carry out the Internal Revenue laws of the United States. You are required to provide the information. We need it to ensure that you are complying with these laws and to allow us to figure and collect the right amount of tax.

        You are not required to provide the information requested on a form that is subject to the Paperwork Reduction Act unless the form displays a valid OMB control number. Books or records relating to a form or its instructions must be retained as long as their contents may become material in the administration of any Internal Revenue law. Generally, tax returns and return information are confidential, as required by section 6103.

        The time needed to complete and file this form will vary depending on individual circumstances. The estimated average time is: Recordkeeping, 5 hr., 58 min.; Learning about the law or the form, 3 hr., 46 min.; Preparing and sending the form to IRS, 4 hr., 2 min.

        If you have comments concerning the accuracy of these time estimates or suggestions for making this form simpler, we would be happy to hear from you. You can email us at *taxforms@irs.gov. Please put "Forms Comment" on the subject line. Or you can write to Internal Revenue Service, Tax Products Coordinating Committee, SE:W:CAR:MP:T:T:SP, 1111 Constitution Ave. NW, IR-6406, Washington, DC 20224. Do not send Form W-8BEN to this office. Instead, give it to your withholding agent.

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The Depositary is:
 COMPUTERSHARE INVESTOR SERVICES INC.

By Mail

P.O. Box 7021
31 Adelaide St E
Toronto, ON
M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or by Courier

100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1
Attention: Corporate Actions

Toll Free (North America): 1-800-564-6253
Overseas: 1-514-982-7555
E-Mail: corporateactions@computershare.com

QuickLinks

  Exhibit 99.6
PART A—TO BE COMPLETED BY ALL DEPOSITING WORLD COLOR PRESS PREFERRED SHAREHOLDERS
PART B—CONDITIONAL CONVERSION— TO BE COMPLETED BY ALL CONVERTING WORLD COLOR PRESS PREFERRED SHAREHOLDERS
PART C—REDEMPTION— TO BE COMPLETED BY ALL REDEEMING WORLD COLOR PRESS PREFERRED SHAREHOLDERS
INSTRUCTIONS
SCHEDULE "A" FORMS W-9 AND W-8BEN
  General Instructions
  Purpose of Form
  Penalties
  Specific Instructions
  Exempt Payee
  Part I. Taxpayer Identification Number (TIN)
  Part II. Certification
  Secure Your Tax Records from Identity Theft
  Privacy Act Notice
  General Instructions
  Definitions
  Specific Instructions
  Part I
  Part II
  Line 10
  Part III
  Part IV